[GILMAN CIOCIA, INC. LETTERHEAD]

                             Corporate Headquarters
                   11 Raymond Avenue o Poughkeepsie, NY 12603
                       845.485-5278 tel o 845.622.3638 fax

                                                                  March 14, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                   Re: Gilman Ciocia, Inc.
                       Registration Statement on Form S-1
                       SEC File No. 333-146955

Ladies and Gentlemen:

      Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") of Gilman Ciocia, Inc. (the "Company") be accelerated and that the Registration Statement become effective at 4:00 P.M. on Monday, March 17, 2008, or as soon thereafter as practicable.

      In connection with the foregoing acceleration request, the Company acknowledges that:

o should the United States Securities and Exchange Commission ("Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

o the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

o the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                GILMAN CIOCIA, INC.


                                By: /s/ Ted H. Finkelstein
                                    -----------------------------------------
                                    Name:  Ted H. Finkelstein
                                    Title: Vice President and General Counsel